Interval Leisure Group March 2016 Investor Presentation 1 Filed by Interval Leisure Group, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Interval Leisure Group, Inc. Commission File No: 001-34062

2 Cautionary Language Concerning Forward-Looking Statements Information set forth in this communication, including statements regarding our future financial performance, our business prospects and strategy, anticipated financial position, liquidity, capital needs and other matters, as well as financial estimates and statements as to the expected timing, completion and effects of the proposed merger between a wholly-owned subsidiary of Interval Leisure Group, Inc. (“ILG”) and Vistana Signature Experiences, Inc. (“Vistana”), which will immediately follow the proposed spin-off of Vistana from Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of ILG and are subject to significant risks and uncertainties outside of ILG’s control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that ILG stockholders may not approve the issuance of ILG common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Starwood’s spin-off of Vistana, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger, (7) the effect of the announcement of the proposed merger on the ability of ILG to retain and hire key personnel and maintain relationships with its key business partners, and on its operating results and businesses generally, (8) adverse trends in economic conditions generally or in the vacation ownership, vacation rental and travel industries, or adverse events or trends in key vacation destinations, (9) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (10) lack of available financing for, or insolvency or consolidation of developers, (11) decreased demand from prospective purchasers of vacation interests, (12) travel related health concerns, (13) ILG’s ability to compete effectively and successfully and to add new products and services, (14) ILG’s ability to successfully manage and integrate acquisitions, (15) the occurrence of a termination event under the master license agreement with Hyatt, (16) ILG’s ability to market vacation ownership interests successfully and efficiently, (17) impairment of ILG’s assets, (18) the restrictive covenants in ILG’s revolving credit facility and indenture; (19) business interruptions in connection with ILG’s technology systems, (20) the ability of managed homeowners associations to collect sufficient maintenance fees, (21) third parties not repaying advances or extensions of credit, (22) fluctuations in currency exchange rates and (23) ILG’s ability to expand successfully in international markets and manage risks specific to international operations. Discussions of additional risks and uncertainties are contained in ILG’s filings with the U.S. Securities and Exchange Commission. ILG is not under any obligation, and expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Safe Harbor

3 Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between a wholly-owned subsidiary of ILG and Vistana. In connection with the proposed merger, ILG has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF ILG AND STARWOOD ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders can obtain copies of the proxy statement/prospectus as well as other filings containing information about ILG, Starwood and Vistana, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ILG will be made available free of charge on ILG’s investor relations website. Copies of documents filed with the SEC by Starwood will be made available free of charge on Starwood’s investor relations website. Participants in Solicitation ILG and its directors and executive officers, and Starwood and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of ILG common stock in respect of ILG’s stock issuance in connection with the proposed merger. Information about the directors and executive officers of ILG is set forth in the proxy statement for ILG’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2015. Information about the directors and executive officers of Starwood is set forth in the proxy statement for Starwood’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2015. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger. Safe Harbor

Presentation Overview 4 Part 1 ILG Today: Our Diversified Business Platform PART 1 ILG Today: Our Diversified Business Platform Part 2 ILG + Vistana: Creating a Leading, Integrated Shared Ownership Company Appendix

5 ILG Today: A Leading Global Provider of Non-traditional Lodging Services Development & Financing Sales & Marketing Vacation Rentals Resort Management Exchange Club Services Exchange & Rental Vacation Ownership Engages in sales, marketing and financing of vacation ownership interests and in the management of vacation ownership resorts (Management) Offers access to vacation accommodations and other travel-related transactions and services to leisure travelers through: timeshare exchange, vacation rental, membership services, and developer services (Exchange)

(1) Financial Performance of the U.S. Timeshare Industry, 2014 Edition, ARDA (2) Including Lock-offs (3) State of the Vacation Timeshare Industry: United States Study, 2015 Edition, ARDA (4) SEC Filings; 2003 and 2004 are unaudited 6 Well-Positioned In the Vacation Ownership Industry Improving economy and recovery of real estate market Reopened financial markets Continued industry consolidation Increased proportion of sales to first time buyers Transitioning from weeks to points based platforms 2013 2014 % Change Sales Volume ($ in billions) $7.6 $7.9 4% Number of Vacation Ownership Intervals Sold 370,610 397,120 7% Intervals Owned (millions) 8.5 8.7 2% Number of Units2 243,760 274,650 13% U.S. Industry Metrics1 Vacation Ownership Trends Industry Contract Sales3 and ILG Revenue4 $0 $100 $200 $300 $400 $500 $600 $700 $0 $2 $4 $6 $8 $10 $12 1998 2002 2006 2010 2014 $Millions $ Billions U.S. Vacation Ownership sales ($B) ILG Revenue ($M)

New Timeshare Owners Are Younger, More Affluent and More Diverse Timeshare Owner Demographics 2014 All 2014 New1 Median Age 51 39 Own Primary Residence 90% 91% Married/Partnership 78% 79% % with Children Residing at Home 34% 51% College Graduate 67% 72% Median Household Income $89,500 $94,800 Ethnicity White Caucasian 71% 49% Black/African American 12% 23% Hispanic 13% 19% Asian/Asian American 6% 11% 1- Owners who purchased in the prior 3 years Source: ARDA, Owner’s Report- Shared Vacation Ownership 2014 More diverse, younger owners 39% are GenXers and 30% are Millennials Highly educated and employed full-time More disposable income Strong advocacy 71% likely to recommend timeshare ownership in general 75% likely to recommend home resort or vacation ownership club 7 New Owners

ILG Evolution: Platform of Business Leaders ILG Spinoff 2007 Acquired 2010 60’s 70’s 80’s 90’s 2008 2009 2010 2011 2012 2013 2015 2014 2007 Acquired 2007 Founded 1976 Acquired 2012 Acquired 2013 Acquired 2013 Acquired 2014 Spin-off from IAC in 2008 Founded 1968 Founded 1973 Founded 1981 Founded 1984 Founded 2001 Founded 1994 8

9 Exchange and Rental Offers access to vacation accommodations and other travel-related transactions and services to leisure travelers through: timeshare exchange, vacation rental, membership services, and developer services (Exchange) Approximately 2 million member families worldwide Fee-based business model with incremental revenue from transaction driven services Three main exchange platforms: Interval Network, Hyatt Residence Club and Trading Places International Revenue is principally derived from fees for rental services Services to approximately 50 resorts in Hawaii, Orlando and other locations through Aston Hotels & Resorts, Aqua Hotels and Resorts, Instinct Hotel Collection and Lite Hotel brands Vacation Rentals Exchange Club Services FY2015 Revenue FY2015 Adj. EBITDA E&R 85% E&R 72%

E&R: Exchange

interval leisure group.

Provides proprietary platforms for vacation ownership clients to exchange purchased weeks (or points) for other leisure stays

- 1.8M members worldwide
- ~3,000 resorts in 80+ countries
- Provides value-added services to developers

Membership Options[1]



Basic Membership
($89/year)


GOLD

Interval Gold
($59 incremental/year)



Interval Platinum
($129 incremental/year)


interval
INTERNATIONAL
TRADING PLACES
HYATT
RESIDENCE CLUB

- Provides transaction-driven services (Exchanges & Vacation Rentals)
- No membership required

- Deeded interest that converts to points in the Hyatt Residence Club
- ~30,000 members
- HRC points can be exchanged for
  - Stays at 16 HRC properties
  - Stays at Interval International member resorts
  - Hyatt Gold Passport points

(1) Pricing for U.S. customers

10

11 E&R: Rentals Hawaii Lodging Statistics1 One of the largest operators of resorts in Hawaii Hawaii’s ADR and Occupancy rates are higher than those for the U.S. market1 2014 ADR: Hawaii $242.63 vs. U.S. $114.98 2014 Occupancy: Hawaii 77.0% vs. U.S. 64.4% ~ 50 resorts under management in Hawaii, Orlando and other locations Fee-based model for rental services and related management of hotels, condominium resorts and HOAs Related services provided: Sales, marketing & revenue management Accounting Purchasing support Interior decoration and renovation (1) Source: Smith Travel Research $100 $120 $140 $160 $180 $200 $220 $240 $260 60% 62% 64% 66% 68% 70% 72% 74% 76% 78% 2009 2010 2011 2012 2013 2014 Occupancy ADR

12 Vacation Ownership Engages in sales, marketing and financing of vacation ownership interests and in the management of vacation ownership resorts Exclusive global licensee of Hyatt brand 16 properties located across the U.S. and Caribbean Weekly intervals and fractional interests as deeded real estate Financing to eligible purchasers collateralized by the deeded interest (Management) Provides management services to nearly 200 vacation ownership properties and/or their associations Revenue is principally derived from cost-plus management arrangements Development & Financing Sales & Marketing Resort Management FY2015 Revenue FY2015 Adj. EBITDA VO 28% VO 15% VO 28%

Vacation Ownership: Resort Management Fee for service, predictable revenues VRI/TPI manage resorts in the U.S., Mexico and Canada VRIE is a JV with CLC World to manage European timeshare resorts Spain, England, France and Portugal Provides management services to 16 HVO resorts with over 1,000 units Cost-plus management contracts Highly predictable fee streams “Sticky” contracts 13

14 Vacation Ownership: Hyatt Vacation Ownership Sales and Marketing 7 sales centers Estimated sales value of available inventory ~ $500M Land at existing resorts to build in excess of 400 units Hyatt Coconut Plantation-Bonita Springs, FL Hyatt Wild Oak Ranch-San Antonio, TX Financing Portfolio of receivables ~$32M Low default rates FICO scores average >715 Average interest rate ~14% Information as of December 31, 2015

15 Historical Financial Data Source: Company management (1) Refer to non–GAAP reconciliation in Appendix and Glossary of Terms (2) Free cash flow calculated as net cash provided by operating activities less CapEx; refer to the Glossary of Terms Adjusted EBITDA ($MM) (1) Revenue ($MM) CapEx ($MM) Free Cash Flow ($MM) (2) $429 $473 $501 $614 $697 300 400 500 600 700 2011 2012 2013 2014 2015 $83 $65 $95 $92 $122 50 75 100 125 2011 2012 2013 2014 2015 $13 $15 $15 $19 $20 $0 $5 $10 $15 $20 $25 2011 2012 2013 2014 2015 $152 $157 $166 $173 $185 $125 $150 $175 $200 2011 2012 2013 2014 2015

16 Bringing the Leading Brands Together A platform strengthened by successful acquisitions ILG has built an expansive portfolio of leisure businesses beginning with vacation exchange Company has grown by acquiring leading vacation rental, resort management and vacation ownership businesses Adding worldwide exclusive rights to the Sheraton® and Westin® brands in vacation ownership is strategically compelling

Presentation Overview 17 Part 1 ILG Today: Our Diversified Business Platform PART 2 ILG + Vistana: Creating a Leading, Integrated Shared Ownership Company Part 2 ILG + Vistana: Creating a Leading, Integrated Shared Ownership Company Appendix

18 Creating a Leading, Integrated Shared Ownership Company Structure Reverse Morris Trust with Vistana shares to be distributed to Starwood shareholders Immediately following the distribution, a wholly-owned subsidiary of ILG will merge into Vistana in a stock-for-stock transaction Vistana includes the Starwood Vacation Ownership business plus 5 transferred Sheraton® and Westin® properties Consideration Starwood stockholders will receive approximately 55% of the fully-diluted shares of the combined company, ILG stockholders will own approximately 45% on a fixed share basis. ILG will purchase certain assets from Starwood for ~$132 million in cash, subject to adjustments. Leadership ILG’s management team will retain current positions, Craig M. Nash continuing as Chairman & CEO of the combined company; Jeanette Marbert as COO and William Harvey as CFO Vistana’s executive team, including Stephen Williams, COO, and Heather McGill, CFO, will continue to lead Vistana Board will be composed of 13 directors, comprised of 9 current ILG directors and 4 Starwood director appointees Closing Subject to customary closing conditions including regulatory and ILG stockholder approvals. Received early termination of the HSR waiting period. Liberty Interactive Corporation and certain ILG executive officers have entered into voting and support agreements in favor of transaction representing ~31% of ILG shares outstanding Closing expected in the second quarter of 2016 18

Vistana: A Leader in Upper-Upscale Vacation Ownership Resorts across the U.S., Mexico & Caribbean interval leisure group.



Vacation Ownership

- 22 resorts in 8 states/territories in 3 countries
- Ownership base of 220,000+ owner-families
- Sold more than $6 billion VOIs since inception
- Developed 5,000+ villas across various properties

Resort and Vacation Network Management

- Manage 51 VO and 26 Residence Club HOAs
- Cost-plus management fees averaging 9% of operating costs
- $343 million of HOA dues
- Starwood Vacation Network membership and exchange fees combined with HOA management fees total $63 million

Resort Operations and Ancillary Services

- Rental revenue from VO resorts, fractional residence properties and Transferred Properties
- Ancillary services including sales at restaurants, spas, golf courses and other retail/service outlets at resorts
- Five transferred hotels with 1,560 rooms
  - Plans to complete phased conversions of hotel keys over time to VO units

Consumer Financing

- ~77% of VOI customers utilize financing
- Portfolio generates ~13% weighted average nominal coupon
- Avg. nominal interest rate spread of 9.6% over past three years



Information as of December 31, 2014

interval leisure group. starwood Hotels and Resorts

19

Vistana: Attractive and Growing Resort Portfolio

interval leisure group.

Completed Inventory[1]



THE WESTIN PRINCEVILLE OCEAN RESORT VILLAS



THE WESTIN LAGUNAMAR OCEAN RESORT VILLAS



SHERATON VISTANA RESORT



THE WESTIN KIERLAND VILLAS

In Development and Future Phases[2]



THE WESTIN NANEA OCEAN VILLAS[3]



THE WESTIN ST. JOHN RESORT & VILLAS



SHERATON BROADWAY PLANTATION



SHERATON VISTANA VILLAGES



THE WESTIN DESERT WILLOW VILLAS



$1.2bn
Expected Future Inventory Yield
$5.5 Billion
$3.1bn
$1.3bn

Transferred Properties[2]



THE WESTIN RESORT AND SPA, PUERTO VALLARTA



SHERATON KAUA'I RESORT



THE WESTIN RESORT AND SPA, LOS CABOS[4]



SHERATON STEAMBOAT RESORT



THE WESTIN CANCUN RESORT AND SPA

1 Completed Inventory yield based on pricing as of year-end 2014 and includes inventory on hand, projected returns due to mortgage receivable defaults in the future as well as projected purchases through 2018 from existing third party agreements and other third party sources.
2 Projections for "In Development and Future Phases" and "Transferred Properties" are based on inventory from build out of current active development projects and future conversion of transferred properties. Projected yield for these categories include 2% annual price growth and excludes future returns pursuant to GAAP accounting methodology. Yield projections are subject to change due to market dynamics, ongoing review of development, and operational performance within mortgage portfolio, sales and marketing and resort business lines
3 Artist rendering
4 Westin Resort and Spa, Los Cabos not currently operational.

20

21 ILG & Vistana: Combining Diversified & Complementary Businesses Revenue net of pass-throughs. Derived from Unaudited pro forma condensed combined Income Statement in ILG’s Form S-4 filed with the SEC (Registration statement No. 333-208567) Revenue 9 months ended September 30, 20151 Service and membership revenue is largely recurring and predictable Fee for service model for membership and exchange business “Sticky” cost-plus resort management contracts tied to the Hyatt®, Sheraton® and Westin® brands Rental fee for service income dependent on transient occupancy Long term European management contracts Fee for service model for other vacation ownership management contracts Sales of vacation ownership driven by strong pipeline and infrastructure 3 upper upscale brands $5.5B embedded sales value of inventory and 18 active sales centers for Vistana $500M estimated sales value of inventory, additional land for development and 7 sales centers for HVO Rental and ancillary is dependent on transient occupancy Consumer financing provides a profitable income stream linked to sales growth 38% 28% 27% 7% Pro forma combined Service and membership Sales of VO Rental and ancilliary Consumer financing $989M 78% 6% 15% 1% ILG $419M 9% 44% 36% 11% Vistana $570M

Combined Company Guidance 2016

Key assumptions:

- Closing May 1, 2016
- $350M securitization Summer 2016
  - $443M unsecuritized receivables at 12/31/15
  - Net proceeds to fund Vistana's development activity through mid 2017 (including Westin Nanea, rebuilding Westin Los Cabos, beginning of Westin Cancun and future phases of Sheraton Vistana Villages)
- Reflects the estimated impact of purchase accounting on revenue
- ILG's 2015 Adjusted EBITDA expected to be relatively consistent with 2015
  - Reflects investment in revenue-producing initiatives at Interval International and HVO's sales and marketing platform which are anticipated to drive contributions in future periods
- Vistana originated sales of $420 million to $440 million for FY 2016
- Estimated vacation ownership product sales margin[2] of ~20% in Vistana
- Includes partial first year synergies as well as additional corporate expenses associated with the combined company

	2016 Guidance			
(in millions)	**ILG plus 8 months of Vistana**		**ILG plus Vistana pro forma FY 2016**	
	Low	High	Low	High
Consolidated Revenues[1]	$1,350	$1,450	$1,675	$1,775
Adjusted EBITDA	$265	$285	$325	$345
Adjusted free cash flow	$155	$185	N/A	N/A

1. Includes an estimated $300 million to $350 million of pass-throughs
2. Represents sales of vacation ownership products, less cost of sales of vacation ownership products and sales and marketing expenses. Margin percentage represents vacation ownership product sales margin divided by sales of vacation ownership products.

22

Sample Project: Phased Build Out at Existing Resort


Annual Cash Flow
Developer
Developer (pre-sale)
Financing
Resort (incl Club and Mgt)
Capital
Net Cash Flow
Time 0
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 8
Year 9
Year 10
Ongoing


Cumulative Cash Flow

	Time 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Terminal
EBITDA Margin[2]		15%	17%	21%	22%	26%	31%	32%	33%	33%	36%	
Units Completed		0%	9%	17%	25%	36%	47%	60%	74%	88%	100%	

- Illustrative example of project life cycle for "Future Phases"
- Phased build out of additional units at existing resort to improve capital efficiency and returns
  - Pre-sales generate sufficient cash flow to fund development after year 1
  - VOI sales fully ramped-up after year 4 and generate significant cash flow via securitizations[1]
- Leverages existing common areas and facilities for first 6 years
  - Additional amenities and infrastructure (i.e. club house, check-in facility, parking) built year 7 to support increased number of units
- Creates stable, recurring fee streams and future sales opportunities from new owners

Note: Cash Flows exclude acquisition cost.

1. Assumes annual securitization from year 2 forward
2. Originated EBITDA margin; excludes adjustment related to purchase accounting

23

Note: Cash Flows exclude acquisition cost. Assumes yearly securitization from year 3 forward. Year 1 developer cash flow is negative due to timing of securitization. Originated EBITDA margin; excludes adjustment related to purchase accounting Sample Project: Hotel Conversion Illustrative example of project life cycle for “Transferred Properties” Phased conversion to improve capital efficiency and returns Existing hotel converted to vacation ownership units in phases to limit disruption of hotel operations and better match sales pace VOI sales fully ramped-up after year 2 and generate significant cash flow via securitizations1 60% of investment through year 3 is to improve amenities and infrastructure which benefits entire project and supports sales pace Creates stable, recurring fee streams and future sales opportunities from new owners 24 Annual Cash Flow Cumulative Cash Flow Time 0 Year 1 Year 2 Year 3 Year 4 Year 5 Year 6 Year 7 Year 8 Year 9 Year 10 Ongoing EBITDA Margin 2 10% 11% 14% 18% 21% 24% 26% 24% 30% 30% Units Completed 0% 0% 16% 41% 41% 81% 81% 100% 100% 100% Time 0 Year 1 Year 2 Year 3 Year 4 Year 5 Year 6 Year 7 Year 8 Year 9 Year 10 Terminal Developer Developer (pre-sale) Financing Resort (incl Club and Mgt) Capital Net Cash Flow

Capacity for Growth

Low leverage and significant portfolio available for securitizations

As of 12/31/15 *($ in millions)*	ILG stand-alone	Transaction-related adjustments	Combined company following transaction-related adjustments
Cash	$93		$93
Debt			
$600M Credit Facility	$75	$132[1]	$207
5.625% Sr. Notes due 2023	350		350
Total Debt	$425	$132	$557[5]
Net Debt	$332	$132	$464[5]
Leverage calculation			
ILG Adj. EBITDA[2]	$185		$185
Vistana Adj. EBITDA[3]		$143	143
Total			$328[4]
Pro forma Net Leverage	1.79x		1.41x

[1] In connection with the transaction, ILG will purchase certain assets from Starwood for ~$132 million in cash, subject to adjustments

[2] Derived from ILG SEC filings. See Appendix for reconciliation

[3] Derived from the midpoint of Vistana's guidance range of $140M-$145M included in ILG's November 9, 2015 Supplemental Materials

[4] The financial information reflects historical, stand-alone results of ILG and Vistana and does not reflect any synergy or other adjustments with respect to the proposed combination. There can be no assurance that either ILG, Vistana or the combined businesses will be able to continue to generate the financial results described above. See "Cautionary Language Concerning Forward-Looking Statements" for additional factors that could affect the financial results of ILG, Vistana and the combined businesses.

[5] Excludes receivables securitizations

25

Stronger financial profile to drive growth Leading diversified vacation ownership company with complementary product offerings Improved financial strength and flexibility Significant cost savings and revenue synergies building incrementally over the first few years Embedded growth opportunities with over $5 billion of future inventory yield Enhanced membership and exchange growth opportunities ILG & Vistana: A Powerful Combination 26

Appendix 27

28 Recent Financial Performance- Full year 2015 YEAR ENDED SELECTED DATA ($MM except EPS) December 31, 2015 December 31, 2014 Year Over Year % Change December 31, 2015 Year Over Year % Change Exchange and Rental revenue 501.3 483.4 3.7% 503.1 4.1% Vacation Ownership revenue 196.1 131.0 49.7% 205.1 56.6% Total Revenue 697.4 614.4 13.5% 708.2 15.3% Revenue excluding pass-throughs 545.6 502.2 8.7% 556.4 10.8% Gross profit 380.7 349.9 8.8% 385.2 10.1% Interest expense 21.4 7.1 199.4% 21.4 199.4% Net income attributable to common stockholders 73.3 78.9 (7.1)% 76.4 (3.2)% Adjusted net income 76.4 80.3 (4.9)% 79.5 (1.1)% Adjusted EBITDA 184.9 172.7 7.1% 188.5 9.2% Diluted EPS $1.26 $1.36 (7.4)% $1.32 (2.9)% Adjusted diluted EPS $1.32 $1.39 (5.0)% $1.37 (1.4)% BALANCE SHEET DATA Cash and cash equivalents 93.1 80.5 Debt 415.7 484.4 Year Over Year % CASH FLOW DATA 2015 2014 Change Net cash provided by operating activities 142.7 110.7 29.0% Free cash flow 122.4 91.6 33.7% As Reported In Constant Currency Year Ended December 31,

29 Recent Financial Performance- 4Q 2015 QUARTER ENDED SELECTED DATA ($MM except EPS) December 31, 2015 December 31, 2014 Year Over Year % Change December 31, 2015 Year Over Year % Change Exchange and Rental revenue 116.2 116.3 (0.1)% 116.4 0.1% Vacation Ownership revenue 48.9 50.8 (3.9)% 50.5 (0.7)% Total Revenue 165.1 167.1 (1.2)% 166.9 (0.1)% Revenue excluding pass-throughs 127.0 129.2 (1.7)% 128.8 (0.3)% Gross profit 86.7 85.2 1.7% 87.4 2.6% Interest expense 6.3 2.7 135.7% 6.3 135.7% Net income attributable to common stockholders 12.3 15.6 (20.9)% 12.8 (17.7)% Adjusted net income 15.6 15.2 2.5% 16.1 5.7% Adjusted EBITDA 41.1 36.5 12.5% 41.7 14.0% Diluted EPS $0.21 $0.27 (22.2)% $0.22 (18.5)% Adjusted diluted EPS $0.27 $0.26 3.8% $0.28 7.7% As Reported In Constant Currency

Non-GAAP Reconciliation (Annual)

interval leisure group.

($MM)	2011[1]	2012[1]	2013	2014[2]	2015[2]
Adjusted EBITDA	**$ 152.3**	**$ 157.1**	**$ 166.2**	**$ 172.7**	**$ 184.9**
Non-cash compensation expense	(11.6)	(10.9)	(10.4)	(11.4)	(13.5)
Other non-operating income (expense), net	1.6	(2.5)	0.3	2.0	3.6
Prior period item	-	-	3.5	-	-
Acquisition related and restructuring costs	(1.4)	0.1	(4.5)	(7.1)	(7.6)
Impact of purchase accounting	-	-	-	(1.5)	(1.2)
Other special items	-	-	-	4.0	(0.2)
Loss on extinguishment of debt	-	(18.5)	-	-	-
EBITDA	**140.9**	**125.3**	**155.1**	**158.7**	**166.1**
Amortization expense of intangibles	(27.3)	(23.0)	(8.1)	(12.3)	(14.0)
Depreciation expense	(13.3)	(13.4)	(14.5)	(15.7)	(17.4)
Less: Net loss (income) attributable to noncontrolling interest	-	-	0.6	3.0	1.9
Equity in earnings from unconsolidated entities	-	-	-	(4.6)	(4.9)
Other non-operating income (expense), net	(1.6)	2.5	(0.3)	(2.0)	(3.6)
Loss on extinguishment of debt	-	18.5	-	-	-
Operating income	**98.8**	**109.8**	**132.7**	**127.1**	**128.1**
Interest income	1.3	1.8	0.4	0.4	1.1
Interest expense	(35.6)	(25.6)	(6.2)	(7.1)	(21.4)
Other non-operating income (expense), net	1.6	(2.5)	0.3	2.0	3.6
Loss on extinguishment of debt	-	(18.5)	-	-	-
Equity in earnings from unconsolidated entities	-	-	-	4.6	4.9
Income tax provision	(24.9)	(24.3)	(45.4)	(45.1)	(41.1)
Net income	**41.1**	**40.7**	**81.8**	**81.9**	**75.2**
Net loss (income) attributable to noncontrolling interest	-	-	(0.6)	(3.0)	(1.9)
Net income attributable to common stockholders	**$ 41.1**	**$ 40.7**	**$ 81.2**	**$ 78.9**	**$ 73.3**
Net cash provided by operating activities	**$ 95.9**	**$ 80.4**	**109.864**	**$ 110.7**	**$ 142.7**
Less: Capital Expenditures	(13.0)	(15.0)	(14.7)	(19.1)	(20.3)
Free Cash Flow	**$ 82.9**	**$ 65.4**	**$ 95.2**	**$ 91.6**	**$ 122.4**

1 - As reported in the 2013 10K, per old adjusted EBITDA defintion.

2 - As reported in the 2015 10K. Restated for updated defnition of adjusted EBITDA.

30

31 Reconciliation Non-GAAP Measures - 2016 Outlook (1) (2) (2) (3) Low High Low High Adjusted EBITDA 265 $ 285 $ 325 $ 345 $ Non-cash compensation expense (17) (17) (18) (18) Other non-operating income, net - - - - Acquisition related and restructuring costs (8) (8) (8) (8) Percentage of completion accounting 17 17 3 3 Depreciation and amortization (64) (64) (76) (76) Interest, net (24) (24) (24) (24) Income tax provision (64) (71) (76) (84) Net income attributable to common stockholders 105 $ 118 $ 126 $ 138 $ Net cash provided by operating activities 138 $ 153 $ Securitization proceeds net of debt issuance costs and repayments of securitized debt 170 170 Changes in restricted cash (14) (14) Transaction related expenses 18 18 Less: Capital expenditures (157) (142) Adjusted free cash flow 155 $ 185 $ Current Guidance (In millions) ILG plus 8 months of Vistana Current Guidance (In millions) ILG plus Vistana pro forma full year

Segment Adjusted EBITDA Margins 32 ($MM) 2015 2014 2015 2014 Revenue $116.2 $116.3 $501.3 $483.4 Revenue excluding pass-through revenue $92.5 $94.8 $407.0 $400.7 Operating income $25.2 $22.6 $120.2 $117.0 Adjusted EBITDA $34.6 $32.0 $156.3 $151.5 Margin computations Operating income margin 21.7% 19.4% 24.0% 24.2% Operating income margin excluding pass-through revenue 27.2% 23.8% 29.5% 29.2% Adjusted EBITDA margin 29.8% 27.5% 31.2% 31.3% Adjusted EBITDA margin excluding pass-through revenue 37.4% 33.8% 38.4% 37.8% ($MM) 2015 2014 2015 2014 Revenue $48.9 $50.8 $196.1 $131.0 Revenue excluding pass-through revenue $34.5 $34.4 $138.6 $101.5 Operating income ($1.8) ($2.7) $8.0 $10.1 Adjusted EBITDA $6.5 $4.5 $28.6 $21.2 Margin computations Operating income margin (3.6%) (5.4%) 4.1% 7.7% Operating income margin excluding pass-through revenue (5.1%) (7.9%) 5.8% 10.0% Adjusted EBITDA margin 13.3% 8.9% 14.6% 16.2% Adjusted EBITDA margin excluding pass-through revenue 18.8% 13.1% 20.6% 20.9% Exchange and Rental Three Months Ended December 31, Twelve Months Ended December 31, Vacation Ownership Three Months Ended December 31, Twelve Months Ended December 31,

Operating Metrics: E&R 33 Source: Company management (1) Refer to definitions contained in the Glossary of Terms (2) RevPAR for 4Q-2013 and thereafter includes the contributions from Aqua Hospitality subsequent to our acquisition. Standalone Aston RevPar for 4Q-2013 was $122.10, $159.31 for 1Q-2014, $117.57 for 2Q-2014, $137.34 for 3Q-2014 and $107.02 for 4Q-2014 (recast of 2014 figures consistent with footnote 4) (3) Due to a change in industry reporting standards (effective January 1, 2015), quarterly and full year 2014 RevPAR has been recast from previously reported figures for comparative purposes. 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY Key Metrics (1) Exchange and Rental Revenue Total Exchange & Rental revenue (MM) $ 130.1 $ 116.8 $ 120.2 $ 116.3 $ 483.4 $ 135.6 $ 124.6 $ 124.9 $ 116.2 $ 501.3 % of Consolidated Revenue 82.8% 81.4% 82.0% 69.6% 78.7% 73.5% 71.7% 71.8% 70.4% 71.9% Exchange Transaction revenue (MM) $ 56.1 $ 47.3 $ 46.9 $ 42.9 $ 193.2 $ 56.3 $ 47.1 $ 46.7 $ 42.0 $ 192.2 Membership fee revenue (MM) $ 31.8 $ 31.6 $ 32.0 $ 32.0 $ 127.4 $ 32.3 $ 31.6 $ 31.3 $ 31.1 $ 126.2 Total active members (MM) 1.82 1.82 1.81 1.80 1.80 1.81 1.82 1.82 1.81 1.81 Average revenue per member (2) $ 49.30 $ 44.36 $ 44.57 $ 42.23 $ 180.55 $ 49.87 $ 44.17 $ 43.83 $ 40.82 $ 178.76 Rental Rental management revenue (MM) $ 13.9 $ 10.0 $ 13.0 $ 11.2 $ 48.1 $ 14.2 $ 11.4 $ 13.6 $ 11.1 $ 50.4 Available room nights (000) 736 775 761 796 3,015 763 793 754 734 3,054 RevPAR (3)(4) $ 137.37 $ 103.24 $ 124.46 $ 106.97 $ 116.20 $ 130.39 $ 106.01 $ 123.86 $ 121.48 $ 119.70 Year-to-Year Change Exchange and Rental Revenue Total Exchange & Rental revenue (MM) 6.6% 3.5% 12.8% 15.2% 9.3% 4.3% 6.7% 3.9% (0.1%) 3.7% Exchange Transaction revenue (MM) (8.2%) (5.7%) 1.8% 3.2% (2.9%) 0.4% (0.4%) (0.3%) (2.1%) (0.5%) Membership fee revenue (MM) (4.6%) (14.2%) (0.8%) (2.3%) (5.8%) 1.4% (0.1%) (2.2%) (2.8%) (0.9%) Total active members (MM) (0.5%) (0.2%) (0.2%) (0.9%) (0.9%) (0.4%) 0.1% 0.6% 0.7% 0.7% Average revenue per member (2) (6.6%) (8.7%) 1.2% 1.4% (3.5%) 1.2% (0.4%) (1.7%) (3.3%) (1.0%) Rental Rental management revenue (MM) 60.2% 60.8% 61.4% 60.6% 60.7% 2.0% 13.7% 5.0% (0.6%) 4.6% Available room nights (000) 110.9% 112.9% 99.7% 80.2% 96.2% 3.7% 2.3% (0.9%) (7.8%) 1.3% RevPAR (3) (17.4%) (20.1%) (14.5%) (10.5%) (14.2%) (5.1%) 2.7% (0.5%) 13.6% 3.0% 2015 2014

Operating Metrics: VO

interval leisure group.

	2014					2015				
	1Q	2Q	3Q	4Q	FY	1Q	2Q	3Q	4Q	FY
Key Metrics[1]										
Vacation Ownership										
Total Vacation Ownership revenue (MM)	$ 27.0	$ 26.7	$ 26.5	$ 50.8	$ 131.0	$ 48.9	$ 49.1	$ 49.2	$ 48.9	$ 196.1
% of Consolidated Revenue	*17.2%*	*18.6%*	*18.0%*	*30.4%*	*21.3%*	*26.5%*	*28.3%*	*28.2%*	*29.6%*	*28.1%*
Management										
Management fee revenue (MM)	$ 22.7	$ 22.3	$ 22.1	$ 24.9	$ 92.0	$ 25.1	$ 24.9	$ 25.8	$ 23.9	$ 99.6
Pass-through revenue (MM)	$ 4.3	$ 4.4	$ 4.3	$ 16.5	$ 29.5	$ 15.3	$ 13.4	$ 14.4	$ 14.4	$ 57.5
Sales and Financing										
Sales and financing revenue (MM)	-	-	-	$ 9.3	$ 9.3	$ 8.6	$ 10.9	$ 9.0	$ 10.6	$ 39.0
Contract sales (MM)	-	-	-	$ 26.2	$ 26.2	$ 27.2	$ 25.0	$ 24.6	$ 23.0	$ 99.8
Average transaction price	-	-	-	$ 34,438	$ 34,438	$ 39,995	$ 32,231	$ 31,587	$ 33,517	$ 34,169
Volume per guest	-	-	-	$ 3,581	$ 3,581	$ 4,216	$ 3,398	$ 3,241	$ 3,442	$ 3,554
Year-to-Year Change										
Vacation Ownership										
Total Vacation Ownership revenue (MM)	*109.5%*	*120.9%*	*109.8%*	*139.2%*	*122.6%*	*81.5%*	*83.9%*	*85.7%*	*(3.9%)*	*49.7%*
Management										
Management fee revenue (MM)	*159.1%*	*181.3%*	*170.8%*	*48.7%*	*121.2%*	*10.5%*	*11.4%*	*16.4%*	*(4.0%)*	*8.2%*
Pass-through revenue (MM)	*3.9%*	*6.0%*	*(2.3%)*	*264.9%*	*71.1%*	*257.7%*	*203.7%*	*231.4%*	*(12.4%)*	*95.0%*

Source: Company management
(1) Refer to definitions contained in the Glossary of Terms
(2) Previously reported figures have been recast pursuant to a refinement in the definition of contract sales.

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Vistana's Portfolio

interval leisure group.

Vacation Ownership Resorts

		Units (1)		
Resort Name	Location	Completed Units	Planned Units (2)	Total Units
Sheraton Vistana Resort	Orlando, FL	1,566	—	1,566
Sheraton Vistana Villages	Orlando, FL	892	734	1,626
Vistana's BeachClub	Jensen Beach, FL	76	—	76
Sheraton PGA Vacation Resort	Port St. Lucie, FL	30	—	30
Florida Total (3)		**2,564**	**734**	**3,298**
The Westin Nanea Ocean Villas (4)	Maui, HI	—	390	390
The Westin Ka'anapali Ocean Resort Villas	Maui, HI	280	—	280
The Westin Ka'anapali Ocean Resort Villas North	Maui, HI	258	—	258
The Westin Princeville Ocean Resort Villas	Kauai, HI	173	—	173
Hawaii Total (3)		**711**	**390**	**1,101**
The Westin Lagunamar Ocean Resort Villas & Spa	Cancun, MX	290	—	290
The Westin St. John Resort & Villas	St. John, USVI	200	52	252
Harborside Resort at Atlantis (5)	Nassau, Bahamas	198	—	198
Mexico and The Caribbean Total (3)		**688**	**52**	**740**
Sheraton Broadway Plantation	Myrtle Beach, SC	342	160	502
South Carolina Total		**342**	**160**	**502**
The Westin Mission Hills Resort Villas	Rancho Mirage, CA	158	—	158
The Westin Desert Willow Villas, Palm Desert	Palm Desert, CA	156	144	300
California Total		**314**	**144**	**458**

(1) As of September 30, 2015
(2) These properties are entitled for vacation ownership use and are currently in either development, planning or evaluation stages.
(3) Excludes additional developable land in Florida, Hawaii, St. John, Mexico and Colorado, which are not included in Vistana's near term development plans but are under evaluation for longer-term inventory needs.
(4) Currently under construction.
(5) Unconsolidated joint venture that is materially sold out. Vistana continues to manage an on-site sales operation on behalf of the joint venture.

35

36 Units (1) Resort Name Location Completed Units Planned Units (2) Total Units The Westin Kierland Villas Scottsdale, AZ 149 — 149 Sheraton Desert Oasis Villas Scottsdale, AZ 150 — 150 Arizona Total 299 0 299 Sheraton Mountain Vista Vail Valley, CO 78 — 78 The Westin Riverfront Mountain Villas Vail Valley, CO 34 — 34 Lakeside Terrace Villas Vail Valley, CO 23 — 23 Sheraton Steamboat Resort Steamboat Springs, CO 21 — 21 Colorado Total (3) 156 0 156 Total Vacation Ownership Resorts, 19 Operating and 1 Under Development 5,074 1,480 6,554 Vacation Ownership Resorts (continued) Vistana’s Portfolio As of September 30, 2015 These properties are entitled for vacation ownership use and are currently in either development, planning or evaluation stages. Excludes additional developable land in Florida, Hawaii, St. John, Mexico and Colorado, which are not included in Vistana’s near term development plans but are under evaluation for longer-term inventory needs.

37 Vistana’s Portfolio Fractional Residence Properties Resort Name Location Completed Units Planned Units Total Units The Phoenician Residences, The Luxury Collection Residence Club Scottsdale, AZ 6 — 6 The St. Regis Residence Club, Aspen Aspen, CO 25 — 25 The St. Regis Residence Club, New York New York, NY 31 — 31 Total 62 — 62 Transferred Properties Resort Name Location Hotel Rooms The Westin Resort & Spa, Cancun Cancun, MX 379 The Westin Resort & Spa, Puerto Vallarta Puerto Vallarta, MX 280 The Westin Resort & Spa, Los Cabos Los Cabos, MX 243 Sheraton Kauai Resort Kauai, HI 394 Sheraton Steamboat Resort Steamboat Springs, CO 264 Total 1,560 Fractional Residence Properties Transferred Properties

38 Glossary Of Terms Acquisition related and restructuring costs - Represents transaction fees, costs incurred in connection with performing due diligence, subsequent adjustments to our initial estimate of contingent consideration obligations associated with business acquisitions, and other direct costs related to acquisition activities. Additionally, this item includes certain restructuring charges primarily related to workforce reductions, costs associated with integrating acquired businesses and estimated costs of exiting contractual commitments. Adjusted earnings per share (EPS) is defined as adjusted net income divided by the weighted average number of shares of common stock outstanding during the period for basic EPS and, additionally, inclusive of dilutive securities for diluted EPS. Adjusted EBITDA - EBITDA, excluding, without duplication, if applicable: (1) non-cash compensation expense, (2) goodwill and asset impairments, (3) acquisition related and restructuring costs, (4) other non-operating income and expense, (5) the impact of the application of purchase accounting, (6) the deferral adjustment associated with percentage of completion accounting guidelines reflecting its impact on GAAP revenues and expenses, and (7) other special items. The Company's presentation of adjusted EBITDA may not be comparable to similarly-titled measures used by other companies. Adjusted net income is defined as net income attributable to common stockholders, excluding without duplication, (1) acquisition related and restructuring costs, (2) other non-operating foreign currency remeasurements, (3) the impact of the application of purchase accounting, and (4) other special items. Ancillary member revenue - Other Interval Network member related revenue including insurance and travel related services. Available room nights Number of nights available for rental by Aqua-Aston at managed vacation properties during the period, which excludes all rooms under renovation. Average revenue per member - Membership fee revenue, transaction revenue and ancillary member revenue for the Interval Network and Hyatt Residence Club for the applicable period, divided by the monthly weighted average number of Interval Network active members during the applicable period. Hyatt Residence Club revenue is included herein only since its October 1, 2014 acquisition. Average transaction price – Contract Sales divided by the net number of transactions during the period subsequent to HVO’s October 1, 2014 acquisition.

39 Glossary Of Terms Constant currency – Represents current period results of operations determined by translating the functional currency results into U.S. dollars (the reporting currency) using the actual blended rate of translation from the comparable prior period. Management believes that the presentation of results of operations excluding the effect of foreign currency translations serves to enhance the understanding of ILG’s performance and improves period to period comparability of results from business operations. Contract sales – Total vacation ownership interests sold at consolidated and unconsolidated projects pursuant to purchase agreements, net of actual cancellations and rescissions, where we have met a minimum threshold amounting to a 10% down payment of the contract purchase price during the period. Contract sales are included herein only since HVO’s October 1, 2014 acquisition. Consumer financing – Includes interest income on vacation ownership mortgages receivable, as well as fees from servicing the existing securitized portion of Vistana’s receivables portfolio. EBITDA - Net income attributable to common stockholders excluding, if applicable: (1) non-operating interest income and interest expense, (2) income taxes, (3) depreciation expense, and (4) amortization expense of intangibles. Free cash flow - Cash provided by operating activities less capital expenditures. Gross lodging revenue - Total room revenue collected from all Aqua-Aston managed occupied rooms during the period. Management fee revenue – Represents vacation ownership property management revenue earned by our Vacation Ownership segment exclusive of pass-through revenue. Membership fee revenue – Represents fees paid for membership in the Interval Network and Hyatt Residence Club. Net leverage – The principal amount outstanding of long term debt, less cash and cash equivalents divided by adjusted EBITDA. Other special items – consist of other items that we believe are not related to our core business operations. For 2015, such item relates to the settlement of a certain legal proceedings. For 2014, such item relates to the recognition of prior period (pre-acquisition) sales at the Hyatt Vacation Ownership business’ Maui joint venture upon receiving the temporary certificate of occupancy in the fourth quarter of 2014. For 2013 such item relates to the effect of correcting an immaterial prior period item. For 2012 such item relates to the loss on extinguishment of debt.

40 Glossary Of Terms Other revenue – includes revenue related primarily to exchange and rental transaction activity and membership programs outside of the Interval Network and Hyatt Residence Club, sales of marketing materials primarily for point-of-sale developer use, and certain financial services-related fee income. Pass-through revenue – Represents the compensation and other employee-related costs directly associated with managing properties that are included in both revenue and expenses that are passed on to the property owners or homeowner associations without mark-up. Pass-through revenue of the Vacation Ownership segment also includes reimbursement of sales and marketing expenses, without mark-up, pursuant to contractual arrangements. Management believes presenting gross margin without these expenses provides management and investors a relevant period-over-period comparison. Rental and ancillary – Includes revenue from rental by ILG’s businesses of their inventory and Vistana’s Resort Operations and Ancillary Services Revenue. Rental management revenue – Represents rental management revenue earned by our vacation rental businesses within our Exchange and Rental segment, exclusive of pass-through revenue. RevPAR – Gross Lodging Revenue divided by Available Room Nights for Aqua-Aston. Sales of vacation ownership – Includes sales of vacation ownership products, net, for HVO and Vistana. Service and membership revenue – Includes ILG’s membership-related and exchange revenue as well as fee-for-service rental and vacation ownership management revenue, excluding pass-throughs, and Vistana’s Resort and Vacation Network Management Revenue Total active members – Active members of the Interval Network as of the end of the period. Active members are members in good standing that have paid membership fees and any other applicable charges in full as of the end of the period or are within the allowed grace period. All Hyatt Residence Club members are also members of the Interval Network. Hyatt Residence Club revenue is included herein only since its October 1, 2014 acquisition. Transaction revenue – Interval Network and Hyatt Residence Club transactional and service fees paid primarily for exchanges, Getaways, reservation servicing and related transactions. Volume per guest – Contract sales divided by the total number of tours during the period subsequent to HVO’s October 1, 2014 acquisition.